                                                                                          Exhibit 12




                                                 Ford Motor Company and Subsidiaries

                      CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      ----------------------------------------------------------------------------------------
                                                            (in millions)


                                             Nine                         For the Years Ended December 31
                                            Months        ------------------------------------------------------------
                                             1996           1995         1994         1993         1992         1991
                                            ------        --------     --------     --------     --------     --------
Earnings
--------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                 $ 4,952       $ 6,705      $ 8,789      $ 4,003      $ (127)      $(2,587)
  Equity in net loss/(income) of
   affiliates plus dividends from
   affiliates                                    69           179         (182)         (98)         26            69
  Adjusted fixed charges a/                   8,229        10,556        8,122        7,648       8,113         9,360
                                            -------       -------      -------      -------      ------       -------
    Earnings                                $13,250       $17,440      $16,729      $11,553      $8,012       $ 6,842
                                            =======       =======      =======      =======      ======       =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                       $ 7,814       $10,121      $ 7,787      $ 7,351      $7,987       $ 9,326
  Interest portion of rental expense c/         297           396          265          266         185           124
  Preferred stock dividend requirements of
   majority owned subsidiaries and
   trusts d/                                     41           199          160          115          77            56
                                            -------       -------      -------      -------      ------       -------
    Fixed charges                             8,152        10,716        8,212        7,732       8,249         9,506

Ford preferred stock dividend
 requirements e/                                 75           459          472          442         317            26
                                            -------       -------      -------      -------      ------       -------

  Total combined fixed charges
   and preferred stock dividends            $ 8,227       $11,175      $ 8,684      $ 8,174      $8,566       $ 9,532
                                            =======       =======      =======      =======      ======       =======

Ratios
  Ratio of earnings to fixed charges            1.6           1.6          2.0          1.5         f/            g/

  Ratio of earnings to combined fixed
   charges and preferred stock dividends        1.6           1.6          1.9          1.4         h/            i/



- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1991 through 1995) were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The
   U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company were increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.